CHERRY BOMBE

Cherry Bombe Inc (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and December 31, 2024

Cherry Bombe Inc
Balance Sheets

		As of December 31,		
		2024		2023

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	134,252	$	165,947
Accounts receivable		188,650		19,486
Security Deposit		29,222		0
Prepaid expenses		98,084		99,748
Inventory		162,739		81,065
Other Asset		600		0
TOTAL CURRENT ASSETS		612,947		366,246
Computer Equipment & Car		7,153		12,577
TOTAL ASSETS		620,100		378,823

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable	$	304,095	$	406,159
Short term debt		479,576		402,650
Deferred Revenue		366,448		116,592
Other current liabilities		204,130		23,513
TOTAL CURRENT LIABILITIES		1,354,249		948,914
Long term liabilities		155,162		155,430
TOTAL LIABILITIES		1,509,410		1,104,342

EQUITY

Opening Balance Equity	(320)		0
Common Stock	2,001		2,001
Additional Paid in Capital	49,000		49,000
Equity APIC Stock Options	11,231		0
SAFE - future equity obligation	829,044		347,921
Accumulated Deficit	(1,780,267)		(1,124,443)
TOTAL EQUITY	(899,311)		(725,521)

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	620,100	378,823

Unaudited


Cherry Bombe Inc
Consolidated Statement of Operations


	as of December 31,	as of December 31,
	2024	**2023**
Revenue	2,945,083	1,848,477
Cost of Revenue	1,125,827	932,104
Gross Profit	**1,819,256**	**916,373**
Operating Expenses		
Advertising and Marketing	20,781	27,644
General and Administrative	2,181,000	1,354,922
Research and Development	181,172	163,973
Depreciation	5,425	(2,100)
Total Operating Expenses	**2,388,378**	**1,544,439**
Operating Income (loss)	**(569,122)**	**(628,066)**
Other Income		
Interest Income	778	544
Other Income	0	0
Total Other Income	**778**	**544**
Other Expense		
Interest Expense	63,189	61,652
Other	17,187	6,761
Total Other Expense	**80,376**	**68,413**
Earnings Before Income Taxes		
Provision of Income Tax Expense/(Benefit)	7,105	6,990
Net Income (loss)	**(655,825)**	**(945,035)**


Unaudited


Cherry Bombe Inc
Statement of Cash Flows

	as of December 31,
	2024
Net Income (loss)	(655,825)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	5,425
Accounts Payable & Accrued Expenses	(133,719)
Accrued Interest	(3,147)
Wages Payable - Related Party	131,434
Accounts Receivable	(169,164)
Prepaid Expenses	1,664
Sales Tax Payable	(16,522)
Deferred Revenue	249,856
Other	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(34,132)
Net Cash provided by (used in) Operating Activities	31,695
FINANCING ACTIVITIES	
Stock Repurchase Liability	-
Short Term Debt	472,744
Long Term Debt	231,672
Due to Shareholder	(46,129)
Net Cash provided by (used in) Financing Activities	658,287
Cash at beginning of period	165,941
Net Cash increase (decrease) for period	(31,695)
Cash at end of period	134,246

Cherry Bombe Inc
Statement of Changes in Equity

2024	Common Stock		Treasury Stock					Total
	# of Shares	$ Amount	# of Shares	$ Amount	Convertible Debt	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance at 1/1/2024	450,000	5	0	0	347,921	49,000	(1,123,448)	(726,522)
Issuance of Common Stock		0		0	0	0	0	0
Additional Paid in Capital		0		0	0	11,231	0	11,231
Prior Period Adjustment		1,996		0	0	0	(1,314)	682
Wefunder Investment		0		0	481,123	0	0	481,123
Net Income (Loss)		0		0	0	0	(655,825)	(655,825)
Ending Balance 12/31/2024	450,000	2,001		0	829,044	60,231	(1,780,587)	(889,311)

Unaudited

Cherry Bombe Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Cherry Bombe Inc (the "Company") is a corporation organized in October 2022 under the laws of Delaware, merging with Cherry Bombe Inc, an S-Corporation, organized under the laws of New York in March 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

In Calendar 2024, the Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred. Calendar 2023 reflects adjusted financials on an accrual basis.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.